-13-
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                            Patient Infosystems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title to Class of Securities)

                                    702915109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              Karen E. Shaff, Esq.
                         Principal Financial Group, Inc.
                                 711 High Street
                              Des Moines, IA 50392
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                 September 12, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702915109

1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Group, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [   ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                                       00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)

                                                                          [   ]

6.  Citizenship or Place of Organization

                                    Delaware
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NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
--------------------------------------------------------------------------------

                                      8.  Shared Voting Power

                                             17,857,800
--------------------------------------------------------------------------------
                                     9.  Sole Dispositive Power


--------------------------------------------------------------------------------

                                      10.  Shared Dispositive Power

                                             17,857,800
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                             17,857,800
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     61.98%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       HC
--------------------------------------------------------------------------------



1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Financial Services, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [   ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

                                       00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)

                                                                           [   ]

6.  Citizenship or Place of Organization

                                      Iowa
--------------------------------------------------------------------------------

NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                        0
WITH
--------------------------------------------------------------------------------

                                      8.  Shared Voting Power

                                             17,857,800
--------------------------------------------------------------------------------

                                      9.  Sole Dispositive Power

                                              0
--------------------------------------------------------------------------------

                                      10.  Shared Dispositive Power

                                             17,857,800
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                             17,857,800
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     61.98%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       HC
--------------------------------------------------------------------------------



1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

Principal Life Insurance Company
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ X  ]

(b)  [   ]

3. SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds
                                             00
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e)

                                                                           [   ]

6.  Citizenship or Place of Organization

                                      Iowa
--------------------------------------------------------------------------------

NUMBER OF SHARES                      7.  Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
--------------------------------------------------------------------------------

                                      8.  Shared Voting Power
                                             17,857,800
--------------------------------------------------------------------------------

                                      9.  Sole Dispositive Power

--------------------------------------------------------------------------------

                                      10.  Shared Dispositive Power

                                             17,857,800
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                             17,857,800
--------------------------------------------------------------------------------

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                           [   ]

13. Percent of Class Represented by Amount in Row (11)

                                     61.98%
--------------------------------------------------------------------------------

14.  Type of Reporting Person

                                       IC
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Series D Preferred Stock, each share immediately convertible into 120 shares of Common Stock, $.001 par value, of Patient Infosystems, Inc., whose principal offices are located at 46 Prince Street, Rochester, NY 14607.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by: (i) Principal  Financial Group,  Inc. ("PFG"),
(ii) Principal Financial Services, Inc. ("PFS") and Principal Life Insurance Company ("PLIC").

PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

PFS, an Iowa corporation, is a wholly-owned subsidiary of PFG and a holding company. Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.

PLIC, a wholly-owned subsidiary of PFS, is a stock insurance company organized under the laws of the State of Iowa. The principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

By virtue of their ownership and control of PLIC, PFG and PFS have the ultimate voting and dispositive power with respect to the shares of Patient Infosystems Series D Preferred Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of Patient Infosystems Series D Preferred Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

Each of PFG, PFS and PLIC is hereafter referred to individually as a "Reporting Person" and collectively as "Reporting Persons." As discussed below, the Reporting Persons collectively may be deemed to be a group, within the meaning of Rule 13d-5(b)(1) under the Act, beneficially owning, in the aggregate, 148,815 shares of Patient Infosystems Series D Preferred Stock which, upon conversion to Patient Infosystems Common Stock, would represent approximately 61.98% of the outstanding shares of Patient Infosystems Common Stock within the meaning of Rule 13d-3(a) and (d) of the Act.

Attached as Exhibit B hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person. The Directors and Executive Officers of the Reporting Persons can be contacted at the principle business address provided above.

To the knowledge of the Reporting Persons, none of the Directors or Executive Officers of the Reporting Persons has had any transactions in shares of Patient Infosystems Series D Preferred Stock during the past 60 days, and no Director or Executive Officer is a beneficial owner of shares of Patient Infosystems Series D Preferred Stock.

All of the Directors and Executive Officers of the Reporting Persons are United States citizens, except Victor H. Loewenstein and Elizabeth E. Tallett, both directors of PFG, PFS and PLIC, who are citizens of the United Kingdom.

During the last five years, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were paid for by using working capital of the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person intends to hold the shares for long-term investment purposes.

PLIC entered into a Note and Stock Purchase Agreement with Patient Infosystems pursuant to which PLIC purchased a Note in the amount of $1.5 million as well as the 106,989 shares of Series D Preferred Stock reported herein in an agreement dated as of April 10, 2003. That agreement was revised in an amendment dated September 12, 2003, pursuant to which PLIC purchased a note in the amount of $475,000 as well as an additional 41,826 shares of Series D Preferred Stock. Pursuant to the Note and Stock Purchase Agreement, PLIC will have the right to convert the Note into Series D Preferred Stock upon a consummation of a private placement of Series D Preferred Stock. Patient Infosystems must amend its Certificate of Incorporation to increase its authorized Common Stock to allow for any subsequent conversion of Series D Preferred Stock into Common Stock.

PLIC has also entered into a Creditor Agreement with all parties except Patient Infosystems to the Note and Stock Purchase Agreement. Pursuant to the Creditor Agreement, PLIC will convert its Note into Series D Preferred Stock upon the closing of an asset purchase agreement between Patient Infosystems and American CareSource Corporation.

Other than as set forth above, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Act. The Reporting Persons reserve the right to acquire additional securities of Patient Infosystems, to dispose of securities of Patient Infosystems at any time or to formulate other purposes, plans or proposals regarding Patient Infosystems or any of its securities to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Beneficial Ownership

     The Reporting Persons are the beneficial owners of 148,815 shares of Series D Preferred Stock each such share immediately convertible into 120 shares of Common Stock. Based on Patient Infosystems' most recent public filings, this represents beneficial ownership of 61.98% of the Patient Infosystems' Common Stock.

     (b)  Voting and Dispositive Powers

          The Reporting Persons share voting and dispositive power with respect to the shares of Series D Preferred Stock beneficially owned by them.

     (c)  Transactions in Securities of the Company During the Past Sixty Days.

          Otherthan as set forth herein, the Reporting Persons have not made any purchase or sales of securities of Patient Infosystems during the sixty (60) days preceding the date of this Schedule 13D.

     (d)  Dividends and Proceeds

          Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the Series D Preferred Stock beneficially owned by the Reporting Persons.

     (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock.

                                    N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 2 and 4 are incorporated herein by reference. The amendment to the agreement referenced in Item 4 is attached hereto as Exhibit C.

Other than the above mentioned amendment to the agreement, and the agreements filed as exhibits with the initial filing of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships with respect to Patient Infosystems securities to which any Reporting Person is a party or by which any Reporting Person is bound.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                                    Exhibit A - Joint Filing Agreement

                                    Exhibit B - Directors and Executive Officers

                                    Exhibit C - Form of Amendment No. 1 to Note
                                                and Stock Purchase Agreement

                                   SIGNATURES

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

September 29, 2003

PRINCIPAL FINANCIAL GROUP, INC.

By:  /S/ JOYCE N. HOFFMAN
     ----------------------------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary


September 29, 2003

PRINCIPAL FINANCIAL SERVICES, INC.

By:  /S/ JOYCE N. HOFFMAN
     ----------------------------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary


September 29, 2003

PRINCIPAL LIFE INSURANCE COMPANY

By:  /S/ JOYCE N. HOFFMAN
     ----------------------------------------
     Joyce N. Hoffman
     Senior Vice President & Corporate Secretary

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement of Schedule 13D pertaining to certain securities of Patient Infosystems, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:   September 29, 2003
                                             PRINCIPAL FINANCIAL GROUP, INC.

                                             By:      /S/ JOYCE N. HOFFMAN
                                                      --------------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary

                                             PRINCIPAL FINANCIAL SERVICES, INC.

                                             By:      /S/ JOYCE N. HOFFMAN
                                                      --------------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary

                                             PRINCIPAL LIFE INSURANCE COMPANY

                                             By:      /S/ JOYCE N. HOFFMAN
                                                      --------------------------
                                                      Joyce N. Hoffman
                                                      Senior Vice President &
                                                      Corporate Secretary

                                    EXHIBIT B

                        DIRECTORS AND EXECUTIVE OFFICERS



PRINCIPAL FINANCIAL GROUP, INC.

         DIRECTORS
         B. J. (Betsy) Bernard
         J. (Jocelyn)  Carter-Miller
         G. E. (Gary)Costley
         D. J.  (Dave)  Drury
         D.  (Dan)  Gelatt
         J. B.  (Barry)Griswell
         S. L.  (Sandy)  Helton
         C. S.  (Chuck)  Johnson
         W. T. (Bill) Kerr
         R. L. (Dick) Keyser
         V. H. (Victor)  Loewenstein
         A. K. (Arjun) Mathrani
         F. F. (Federico) Pena
         E. E. (Liz) Tallett

EXECUTIVE OFFICERS
         J. B. (Barry)  Griswell,   Chairman,   President  and  Chief
               Executive Officer
         J. E. (John)  Aschenbrenner,  Executive Vice President
         M. T. (Mike) Daley,  Executive  Vice President
         M. H. (Mike) Gersie,  Executive  Vice President and Chief  Financial
                Officer
         J. P. (Jim) McCaughan,  Executive Vice President
         L. D. (Larry)  Zimpleman,  Executive  Vice  President
         E. Z. (Ellen)Lamale,  Senior Vice President and Chief Actuary
         J. M. (Julia)Lawler,  Senior Vice President and Chief Investment
                Officer
         M. A. (Mary) O'Keefe,  Senior Vice President
         K. E. (Karen) Shaff, Senior  Vice  President  and  General  Counsel
         G. P. (Gary) Scholten, Senior Vice President and Chief Information Officer
         N. R. (Norman) Sorensen, Senior Vice President

PRINCIPAL FINANCIAL SERVICES, INC.

DIRECTORS
         B. J. (Betsy) Bernard
         J. (Jocelyn)  Carter-Miller
         G. E. (Gary)Costley
         D. J.  (Dave)  Drury

         D.(Dan) Gelatt
         J. B.  (Barry)Griswell
         S. L.  (Sandy)  Helton
         C. S.  (Chuck)  Johnson
         W. T.  (Bill) Kerr
         R. L. (Dick) Keyser
         V. H. (Victor)  Loewenstein
         A. J. (Arjun) Mathrani
         F. F. (Federico) Pena
         E. E. (Liz) Tallett

EXECUTIVE OFFICERS
         J. B. (Barry)  Griswell,   Chairman,   President  and  Chief
                Executive Officer
         J. E. (John)  Aschenbrenner,  Executive Vice President
         M. T. (Mike) Daley,  Executive  Vice President
         M. H. (Mike) Gersie,  Executive  Vice President and Chief  Financial
                Officer
         J. P. (Jim) McCaughan,  Executive Vice President
         L. D. (Larry)  Zimpleman,  Executive  Vice  President
         E. Z. (Ellen)Lamale,  Senior Vice President and Chief Actuary
         J. M. (Julia)Lawler,  Senior Vice President and Chief Investment
                Officer
         M. A. (Mary) O'Keefe,  Senior Vice President
         K. E. (Karen) Shaff, Senior  Vice  President  and  General  Counsel
         G. P. (Gary) Scholten,  Senior Vice President and Chief
                Information Officer
         N. R. (Norman) Sorensen, Senior Vice President

PRINCIPAL LIFE INSURANCE COMPANY

DIRECTORS
         B. J. (Betsy) Bernard
         J. (Jocelyn) Carter-Miller
         G. E. (Gary)Costley
         D. J.  (Dave)  Drury
         D. (Dan)  Gelatt
         J. B. (Barry)Griswell
         S. L. (Sandy)  Helton
         C. S. (Chuck)  Johnson
         W. T. (Bill) Kerr
         R. L. (Dick) Keyser
         V. H. (Victor)  Loewenstein
         A. J. (Arjun) Mathrani
         F. F. (Federico) Pena
         E. E. (Liz) Tallett

EXECUTIVE OFFICERS
         J.B. (Barry)  Griswell,   Chairman,   President  and  Chief
                  Executive Officer
         J.E. (John)  Aschenbrenner,  Executive Vice President

         M. T. (Mike) Daley,  Executive  Vice President
         M. H. (Mike) Gersie,  Executive  Vice President and Chief  Financial
                Officer
         J. P. (Jim) McCaughan,  Executive Vice President
         L. D. (Larry)Zimpleman,  Executive  Vice  President
         P. F. (Paul) Bognanno, Senior Vice President
         G. M. (Gary) Cain, Senior Vice President
         C. R. (Bob)  Duncan,  Senior Vice  President
         R. C. (Ralph) Eucher, Senior Vice President
         T. J. (Tom) Graf, Senior Vice  President
         J. N. (Joyce)  Hoffman,  Senior Vice President and  Corporate
                Secretary
         D. J. (Dan)  Houston,  Senior  Vice President
         E. Z. (Ellen)  Lamale,  Senior Vice  President  and Chief Actuary
         J. M. (Julia) Lawler,  Senior Vice President and Chief  Investment
                Officer
         M. A. (Mary)  O'Keefe,  Senior Vice President
         G. P. (Gary) Scholten, Senior Vice President and Chief Information Officer
         K. E. (Karen)  Shaff,  Senior Vice President  and General  Counsel
         R. A. (Bob)  Slepicka,  Senior Vice President
         N. R. (Norman) Sorensen, Senior Vice President

              AMENDMENT NO. 1 TO NOTE AND STOCK PURCHASE AGREEMENT

         This is an amendment (this "Amendment") dated August ___, 2003 to the Note and Stock Purchase Agreement (as hereinafter defined) between Patient Infosystems, Inc., a Delaware corporation (the "Issuer") and the investors listed on SCHEDULE A hereto (each sometimes referred to as a "Holder" and collectively as the "Holders").
                                    RECITALS

THE ISSUER AND THE HOLDERS ARE PARTIES TO A NOTE AND STOCK PURCHASE AGREEMENT DATED APRIL 10, 2003 (THE "NOTE AND STOCK PURCHASE AGREEMENT") UNDER WHICH THE HOLDERS LOANED AN AGGREGATE OF $2.5 MILLION TO THE ISSUER AND RECEIVED 198,128 SHARES OF SERIES D 9% CUMULATIVE CONVERTIBLE PREFERRED STOCK OF THE ISSUER.

TO EVIDENCE ITS OBLIGATIONS UNDER THE NOTE AND STOCK PURCHASE AGREEMENT, THE ISSUER ISSUED CERTAIN PROMISSORY NOTES DATED APRIL 10, 2003 TO THE INVESTORS (THE "NOTES")

AS A CONDITION TO THE EFFECTIVENESS OF THE NOTE AND STOCK PURCHASE AGREEMENT AND TO SECURE ITS OBLIGATIONS UNDER THE NOTES AND NOTE AND STOCK PURCHASE AGREEMENT, THE ISSUER EXECUTED AND DELIVERED TO THE INVESTORS AND EQUITY DYNAMICS, INC. ("ED"), AS COLLATERAL AGENT FOR THE INVESTORS, A SECURITY AGREEMENT DATED APRIL 10, 2003 (THE "SECURITY AGREEMENT") IN WHICH IT GRANTED TO THE INVESTORS AND ED A SECURITY INTEREST ON THE PROPERTY THEREIN DESCRIBED (THE "COLLATERAL") SECURING THE OBLIGATIONS OF THE ISSUER TO THE HOLDERS UNDER THE NOTES AND NOTE AND STOCK PURCHASE AGREEMENT.

THE PARTIES WISH TO AMEND THE NOTE AND STOCK PURCHASE AGREEMENT ON THE TERMS AND CONDITIONS SET FORTH HEREIN. NOW, THEREFORE, in consideration of the agreement of the parties contained herein, and intending to be legal bound, the parties hereto agree as follows:

RECITALS AND DEFINITIONS.

         The issuer and the Holders acknowledge and agree that the foregoing recitals are true and correct as of the date of this Amendment. Capitalized terms used herein and not defined shall have the meanings assigned to them in the Note and Stock Purchase Agreement as amended by any prior amendments.

AMOUNT DUE.

         The Issuer and the Holders acknowledge and agree that an aggregate of $2.5 million is outstanding under the loans from the Holders to the Issuer under the Notes and Note and Stock Purchase Agreement.



AMENDMENTS TO NOTE AND STOCK PURCHASE AGREEMENT.
         Subject to the terms and conditions hereof and of the Note and Stock Purchase Agreement and for the consideration and in the amounts listed on
SCHEDULE 2.01, the Issuer agrees to issue and sell, and each Holder hereby agrees, severally and not jointly, to purchase the Restated Notes (as defined below) and the Stock as set forth on SCHEDULE 2.01. All proceeds received by Issuer from Holders shall be deposited in the Segregated Bank Account and will only be used by Issuer to fund the loans described in Section 2.02 of the Note and Stock Purchase Agreement, subject to the exceptions set forth in Section
2.07 of the Note and Stock Purchase Agreement.

GENERAL.

         This Amendment is made pursuant to Section 8.01 of the Note and Stock Purchase Agreement, and the parties hereto acknowledge that all provisions of the Note and Stock Purchase Agreement, except as amended hereby, shall remain in full force and effect.


NOTES.

         In order to evidence and continue the Notes as amended and modified pursuant to this Amendment, Issuer shall execute and deliver to each Holder a replacement note in the form attached hereto as EXHIBIT A (the "RESTATED NOTES"). The Restated Notes amend, restate, replace and continue (but are not novations or repayments of ) the Notes. Amounts owing under the Notes shall be deemed to be evidenced and continued by the Restated Notes. Accrued and unpaid interest due and owing under the Notes as of the date of execution of this Amendment shall be due at the time that the first payment of interest under the Restated Notes is due and payable.


DEFINITIONS.

         Whenever appearing in the Note and Stock Purchase Agreement, any other Purchase Document, or any other document executed and delivered in connection herewith or therewith the term "NOTE AND STOCK PURCHASE AGREEMENT" and "PURCHASE AGREEMENT" shall be deemed to mean the Note and Stock Purchase Agreement as amended.

REPRESENTATIONS AND WARRANTIES.

         The Issuer represents and warrants to the Holders that: (i) it has the power, and has taken all necessary action to authorize, execute and deliver this Amendment and perform its obligations in accordance with the terms hereunder,
(ii) this Amendment and the Note and Stock Purchase Agreement as amended by the Amendment is the legal, valid and binding obligation of the Issuer enforceable against the Issuer in accordance with their terms without any offsets, counterclaims or defenses, (iii) the execution, delivery and performance of this Amendment by the Issuer will not (a) require any governmental approval or any other consent or approval; or (b) violate, conflict with, result in a breach of, constitute a default under any agreement to which it is a party, or result in or require the creation of any lien upon any of the assets of the Issuer, (iv) no Event of Default has occurred and is continuing, and (v) the financial information provided by the Issuer to the Holders in connection with the Issuer's request that the Holders enter into this Amendment is true and correct in all material respects.



CONDITIONS TO EFFECTIVENESS.

         It shall be a condition to the effectiveness of this Amendment that the Holders have received the following:



         THIS AMENDMENT, DULY EXECUTED ON BEHALF OF THE ISSUER AND THE HOLDERS;

         THE RESTATED NOTES, DULY EXECUTED BY THE ISSUER; AND

         A CERTIFICATE FROM THE SECRETARY THE ISSUER (I) TO WHICH IS ATTACHED A COPY OF THE CERTIFICATE OF INCORPORATION CERTIFIED BY THE SECRETARY OF STATE OF DELAWARE AND A COPY OF THE BY-LAWS OF THE ISSUER, (II) TO WHICH IS ATTACHED A RESOLUTION OF THE BOARD OF DIRECTORS AUTHORIZING THE EXECUTION, DELIVERY AND PERFORMANCE OF THIS AMENDMENT, AND (III) SETTING FORTH THE NAME AND SAMPLE SIGNATURE OF THE OFFICERS OF THE ISSUER AUTHORIZED TO EXECUTE AND DELIVER THIS AMENDMENT;

INTEGRATION.

         This Amendment together with the Note and Stock Purchase Agreement constitute the entire agreement and understanding among the parties relating to the subject matter hereof and thereof and supersede all prior proposals, negotiations, agreements and understandings relating to such subject matter.

SEVERABILITY.

         If any provision of this Amendment shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or enforceability without in any manner affecting the validity or enforceability of such provision in any other jurisdiction or the remaining provisions of this Amendment in any other jurisdiction.



CONFIRMATION OF SECURITY INTEREST.

         By executing this Amendment, the Issuer confirms and acknowledges that the Collateral (as defined in the Security Agreement) shall continue to secure Issuer's obligations under the Note and Stock Purchase Agreement (as herein amended) and the other Purchase Documents (as amended and confirmed hereby). Issuer confirms its grant of a security interest in the Collateral (as defined in the Security Agreement) and hereby grants to the Holders a security interest in such Collateral as collateral for the repayment to the Holders of the obligations of Issuer as described therein and herein. For all purposes of the Security Agreement, the term "Secured Obligations" as defined therein shall include all obligations described therein and the obligations of the Issuer under the Restated Note(s). All other terms and provisions of the Security Agreement remain unchanged and the Security Agreement continues in full force and effect on the date hereof.



NO DEFENSES, OFF-SETS OR COUNTERCLAIMS.

         By executing this Amendment, Issuer confirms and acknowledges that as of the date of execution hereof, Issuer has no defenses, off-sets or counterclaims against any of Issuer's obligations to the Holders under the Purchase Documents, including the Note and Stock Purchase Agreement (as amended hereby). Issuer hereby acknowledges and agrees that the actual amounts outstanding on the date of execution hereof are owing the Holders without defense, offset or counterclaim.



INCORPORATION BY REFERENCE.

         This Amendment is incorporated by reference into the Note and Stock Purchase Agreement and the other Purchase Documents. Except as otherwise provided herein, all of the other provisions of the Note and Stock Purchase Agreement and the other Purchase Documents are hereby confirmed and ratified and shall remain in full force and effect as of the date of this Amendment.

GOVERNING LAW; SUCCESSORS AND ASSIGNS.

         This Amendment is governed by the laws of the State of Iowa and is binding upon the Issuer and the Holders and their respective successors and/or assigns and/or heirs and executors, as the case may be.



COUNTERPARTS.

         This Amendment may be executed by one or more of the parties on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, on the date first above written.




                                             Patient Infosystems, Inc.


                                             By:   _____________________________
                                             Name: Roger Chaufournier
                                             Title:President

                                             Principal Life Insurance Company


                                             By:  ________________________
                                             Name:
                                             Title:


                                             -----------------------------------
                                             John Pappajohn, Individually



                                             Ann Pappajohn Inter Vivos Trust


                                             By:   _____________________________

                                             Name:
                                             Title:


                                             Pappajohn  Shriver  Eide  Nicolas
                                             PC Profit  Sharing Plan FBO
                                             Socrates G. Pappajohn

                                             By:  ______________________________
                                             Name:
                                             Title:

                                   SCHEDULE A



                          Holder and Address of Holder


                        Principal Life Insurance Company

                            Attention: Dennis Menken

                       C/o Principal Global Investors, LLC

                                801 Grand Avenue

                             Des Moines, Iowa 50392


                                 John Pappajohn

                            c/o Equity Dynamics, Inc.

                          666 Walnut Street, Suite 2116

                             Des Moines, Iowa 50309


                         Ann Pappajohn Inter Vivos Trust

                            C/o Equity Dynamics, Inc.

                          666 Walnut Street, Suite 2116

                             Des Moines, Iowa 50309


      Pappajohn Shriver Eide Nicolas PC Profit Sharing Plan FBO Socrates G.
                                    Pappajohn

                             c/o Socrates Pappajohn

                              103 East State Street

                                  P.O. Box 1588

                           Mason City, Iowa 50401-3300

                                  SCHEDULE 2.01



                      Sale and Purchase of Notes and Stock.

               Allocation of Notes and Shares of Stock to Holders





Holder and Address of Holder                 Note Amount      Shares of Series D
                                                              Preferred Stock

Principal Life Insurance Company
Attention:  Dennis Menken
C/o Principal Global Investors, LLC
801 Grand Avenue
Des Moines, Iowa  50392                      $475,000.00          41,826



Ed Berger
4819 North Sabino Canyon Road
Tucson, AZ  85750                            $50,000               4,403


Ann Pappajohn Children's Trust
c/o  Equity Dynamics, Inc.
666 Walnut Street, Suite 2116
Des Moines, Iowa  50309                      $25,000               2,201

John Pappajohn
c/o  Equity Dynamics, Inc.
666 Walnut Street, Suite 2116
Des Moines, Iowa  50309                      $450,000.00           39,624
                                           ---------------        --------------

  Total                                    $1,000,000.00           88,054
                                           ===============        ==============